SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 13, 2017 between
ETF SERIES SOLUTIONS
and
CHANGE FINANCE, PBC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Change Finance U.S. Large Cap Fossil Fuel Free ETF	0.49%
Change Finance ESG International Fossil Free ETF	0.59%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of January 29, 2021.

ETF SERIES SOLUTIONS on behalf of the series listed on Schedule A	CHANGE FINANCE, PBC

By: /s/ Michael D. Barolsky	By: /s/ Dorrit Lowsen
Name: Michael D. Barolsky	Name: Dorrit Lowsen
Title: Vice President	Title: COO